Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

May 19, 2026

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on May 21, 2026.

ITEM 4.	Summary of Material Change

Almaden has continued with its international arbitration proceedings (the “Claim”) against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”), by filing its Reply submission (“Reply”) with the International Centre for Settlement of Investment Disputes (“ICSID”).

Almaden is pursuing this Claim together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Prior to the illegal acts of Mexico which resulted in the complete loss of the investment, Almaden held 100% of the Ixtaca precious metals project in Mexico (the “Project”), while Almadex held a 2.0% NSR royalty on the Project.

The Reply builds upon and adds to the independent expert reports and witness statements that formed part of the Memorial, and the Claimants are now seeking damages of US$2.68 billion, in the aggregate. This number may be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

ITEM 5.	Full Description of Material Change

Almaden announced that it had filed its Reply relating to the Claim against Mexico with ICSID.

The Claim is being prosecuted pursuant to the established and enforceable legal framework of ICSID and is being funded through a US$9.5 million non-recourse litigation funding agreement provided by a leading legal finance counterparty (see June 27, 2024 press release).

As further explained in the Company’s June 27, 2024 press release, Almaden is pursuing this Claim together with Almadex, on behalf of themselves and their Mexican subsidiaries. Prior to the illegal acts of Mexico which resulted in the complete loss of the investment, Almaden held 100% of the Ixtaca precious metals Project in Mexico, while Almadex held a 2.0% NSR royalty on the Project.

The Reply comprehensively addresses the arguments presented in Mexico’s Counter Memorial of December, 2025 and outlines Mexico’s breaches of the CPTPP through:

•	the arbitrary denial on 17 December 2020 by Mexico’s environmental authority (“SEMARNAT”) of Almaden’s environmental permit application for the Project;
•	the Mexican Supreme Court’s 16 February 2022 decision which ordered the suspension of the mineral concessions underlying the Ixtaca deposit (the “Concessions”), a pronouncement on “feasibility”, and indigenous consultations;
•	SEMARNAT’s bad faith campaign against the Project from at least December 2020 until February 2023; and,
•	the determination issued by Mexico’s Mining Authority on 9 February 2023 which arbitrarily and retroactively declared a lack of “feasibility” regarding the Concession titles that it had approved years earlier and validated several times since, thereby cancelling the Concessions in full.

The Reply builds upon and adds to the independent expert reports and witness statements that formed part of the Memorial. Among the reports filed as part of the Reply is an independent quantum expert report, updated to reflect movements in precious metal prices, interest rates, and other factors since the Claimant’s Memorial filing in March, 2025. Based on this updated quantum estimate the Claimants now seek damages in the amount of US$2.68 billion, in the aggregate. This number may be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

The next steps in the arbitration process include Mexico filing its Rejoinder to the Claimants’ Reply, which is currently scheduled for late August, 2026 and then the in-person hearing in Washington D.C, currently scheduled for December 14-18, 2026.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, President & CEO

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

May 28, 2026

Safe Harbor Statement

Certain of the statements and information in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things, the timing of any update regarding the arbitration calendar.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this material change report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.